                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-121067

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 12, 2006

PRELIMINARY PRICING SUPPLEMENT No. 20
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                [      ] YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
       3.00% Yield Enhanced Equity Linked Debt Securities Due May 19, 2008
     Performance Linked to UnitedHealth Group Incorporated (UNH)Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this preliminary pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the
"YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the
MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

     o INDEX STOCK ISSUER: UnitedHealth Group Incorporated. UnitedHealth Group
     Incorporated is not involved in this offering and has no obligation with respect to the notes.

     o INDEX STOCK: The common stock of the index stock issuer.

     o STATED MATURITY DATE: May 19, 2008, subject to postponement if the valuation date is postponed.

     o AVERAGING PERIOD: The last five scheduled trading days ending on the valuation date (each an "averaging day"), subject to postponement if a market disruption event occurs, as described under "Postponement of an
     Averaging Day, including Valuation Date, Because of a Market Disruption
     Event" on page PS-3 of this preliminary pricing supplement.

     o VALUATION DATE: May 12, 2008, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under "Postponement of an Averaging Day, including Valuation
     Date, Because of a Market Disruption Event" on page PS-3 of this preliminary pricing supplement.

     o DETERMINATION PERIOD: Five business days.

     o COUPON RATE: 3.00% per annum.

     o COUPON PAYMENT DATES: The 19th day of each month, commencing on June 19,
     2006.

     o COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

     o PRINCIPAL AMOUNT: An amount per YEELDS equal to the initial value, and,
     in the aggregate, $[          ].

     o INITIAL VALUE: The average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings will pay to hedge Lehman
     Brothers Holdings' obligations under the notes.

     o EQUITY CAP PRICE: 144.50% of the initial value.

     o DENOMINATIONS: An amount equal to the initial value and integral multiples thereof.

     o LISTING: The YEELDS will not be listed on any exchange.

     o PAYMENT AT MATURITY: Unless Lehman Brothers Holdings has elected to exercise its stock settlement option described below, on the stated
     maturity date, Lehman Brothers Holdings will pay you in cash, per YEELDS, the lesser of:

     (1) the alternative redemption amount; and
     (2) the equity cap price.

     Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

     The settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each averaging day during the averaging period, and shall generally be equal to such arithmetic average multiplied by the multiplier, as described beginning on page PS-2 of this preliminary pricing supplement under "Settlement Value Based Upon
     Arithmetic Average of Adjusted Closing Prices".

     o STOCK SETTLEMENT OPTION: Yes; if Lehman Brothers Holdings has elected to exercise its stock settlement option, on the stated maturity date, Lehman
     Brothers Holdings will deliver to you, per YEELDS, a number of shares of
     UnitedHealth Group Incorporated common stock equal to the sum of the daily settlement share numbers for each averaging day during the averaging period, all as described beginning on page PS-4 of this preliminary pricing supplement under "Stock Settlement Option". Lehman Brothers Holdings will provide the trustee with prior written notice no later than the first averaging day if it elects the stock settlement option

Investing in the notes involves risks. Risk Factors begin on page PS-2 of this preliminary pricing supplement and page SS-6 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                      Per YEELDS     Total
                                                    ------------- ------------
Public offering price.............................   $               $
Underwriting discount.............................   $               $
Proceeds to Lehman Brothers Holdings..............   $               $

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase,
within 13 days of the original issuance, up to an additional [         ] YEELDS
on the same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about May 19, 2006.

                             ----------------------

                                 LEHMAN BROTHERS

May        , 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                             ADDITIONAL RISK FACTOR

IF A MARKET DISRUPTION EVENT OCCURS ON A DAY THAT WOULD OTHERWISE BE AN
AVERAGING DAY, THERE WILL BE A DELAY IN SETTLEMENT OF THE YEELDS.

If a market disruption event occurs on a day that would otherwise be an averaging day, settlement of the YEELDS will be delayed, depending on the circumstances surrounding the market disruption event, for up to 40 trading days following the stated maturity date.

    SETTLEMENT VALUE BASED UPON ARITHMETIC AVERAGE OF ADJUSTED CLOSING PRICES

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the arithmetic average of the adjusted closing prices of the index stock on each of the last five scheduled trading days ending on, and including, the valuation date, and shall generally be equal to such arithmetic average multiplied by the multiplier. Adjustments to the closing prices will occur, as described below, if
UnitedHealth Group Incorporated changes the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of UnitedHealth Group Incorporated common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of the pricing supplement to the valuation date, holders of record of shares of common stock of UnitedHealth
Group Incorporated are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from UnitedHealth Group Incorporated and the amount of the cash dividend is less than the base dividend (as described below) per share of common stock, including if UnitedHealth Group Incorporated fails to declare or make the cash dividend payments described below in the description of "base dividend" (as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for the UnitedHealth Group Incorporated dividend (any such day, an
"effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend. Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend" shall be $0.03, the amount of the annual cash dividend per share of common stock most recently paid by UnitedHealth Group Incorporated prior to the date of the pricing supplement. The base dividend is subject to adjustment in the event of certain events affecting the shares of common stock of UnitedHealth
Group Incorporated such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

If, during the period from, but excluding, the date of the pricing supplement to the valuation date, holders of record of UnitedHealth Group Incorporated common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment)
from UnitedHealth Group Incorporated and the amount of the cash dividend is more than the base dividend per share of common stock, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of UnitedHealth
Group Incorporated, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

If the calculation agent determines in its sole and absolute discretion that
UnitedHealth Group

                                      PS-2

Incorporated has failed to declare or make a dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following May 12, 2007, May 12, 2008 and the valuation date (if other than May 12, 2008), as applicable.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-3

POSTPONEMENT OF AN AVERAGING DAY, INCLUDING VALUATION DATE, BECAUSE OF A MARKET
DISRUPTION EVENT

If a market disruption event occurs on a day that would otherwise be an averaging day, as set forth on the cover page of this preliminary pricing supplement, such averaging day will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled averaging day, then (a) that eighth scheduled trading day shall be deemed to be that averaging day and (b) the calculation agent shall determine the adjusted closing price of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on such day.
If any averaging day is postponed, all subsequent averaging days will also be postponed; the next subsequent averaging day will then be the next scheduled trading day on which no market disruption event occurs (subject to the eight scheduled trading day limitation described above). As a consequence, the occurrence of a market disruption event on a day that would otherwise be an averaging day may result in non-consecutive averaging days.

                                      PS-4

                             STOCK SETTLEMENT OPTION

If Lehman Brothers Holdings elects its option to stock settle and provides the trustee with written notice no later than the first averaging day, Lehman
Brothers Holdings may, subject to the next paragraph, deliver on the stated
maturity date a number of shares of UnitedHealth Group Incorporated common stock equal to, per YEELDS, the sum of the daily settlement share numbers for each averaging day during the averaging period, as determined by the calculation agent in its good faith judgment. The daily settlement share number for any averaging day will generally equal:

o    if the product of the adjusted closing price on such averaging day times the multiplier exceeds the equity cap price:

                       equity cap price
               0.2 x  ------------------ ; or
                        closing price

o    if the product of the adjusted closing price on such averaging day times the multiplier is equal to or less than the equity cap price:

                       adjusted closing price
               0.2 x  ------------------------ x multiplier
                           closing price

If, however, Lehman Brothers Holdings determines that it is prohibited from delivering such shares, or that it would otherwise be unduly burdensome to deliver such shares, on the stated maturity date, it will pay in cash the amount payable at maturity if it had not elected the stock settlement option.

If the calculation above results in a fractional share, Lehman Brothers Holdings will pay cash to you in an amount equal to that fractional share, calculated on an aggregate basis in respect of the YEELDS you own, multiplied by the market value based upon the arithmetic average of the adjusted closing price of
UnitedHealth Group Incorporated common stock (and any equity securities included in the calculation of the settlement value) on each averaging day during the five-trading-day averaging period.

Upon the occurrence of certain events, or if UnitedHealth Group Incorporated is involved in certain extraordinary transactions, the number of shares of
UnitedHealth Group Incorporated common stock to be delivered may be adjusted and
Lehman Brothers Holdings may deliver, in lieu of or in addition to UnitedHealth
Group Incorporated common stock, cash and any other equity securities used in the calculation of the daily settlement share numbers, all as determined by the calculation agent. See "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-13 of the accompanying YEELDS prospectus supplement.

Because the daily settlement share numbers will ordinarily be determined over the five-trading-day averaging period ending on the fifth business day prior to the stated maturity date, if Lehman Brothers Holdings elects the stock settlement option, the effect to holders will be as if the YEELDS matured over a five trading day period ending on the fifth business day prior to the stated
maturity date. Thus, the aggregate value of the shares of UnitedHealth Group
Incorporated common stock and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Lehman Brothers Holdings not elected the stock settlement option as a result of fluctuations in the value of these securities during the ten-day period.
Consequently, it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than the payment that you would have received at maturity had Lehman Brothers Holdings not elected to settle the
YEELDS with shares of UnitedHealth Group Incorporated common stock. In the absence of any election notice to the trustee, Lehman Brothers Holdings will be deemed to have elected to pay the amount payable at maturity in cash.

                                      PS-5

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date if Lehman Brothers Holdings does not elect the stock settlement option. In each of these examples it is assumed that (a) UnitedHealth Group Incorporated does not change the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS, (b) the initial value is $46.00 and
(c) the equity cap price is $66.47.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $36.80:

As a result, because the settlement value of $36.80 is less than $66.47, on the stated maturity date, you would receive $36.80 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 2.  ASSUMING THE SETTLEMENT VALUE IS $50.60:

As a result, because the settlement value of $50.60 is less than $66.47, on the stated maturity date, you would receive $50.60 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 3.  ASSUMING THE SETTLEMENT VALUE IS $73.60:

As a result, because $66.47 is less than the settlement value of $73.60, on the stated maturity date, you would receive $66.47 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value, initial value or equity cap price differs from the values assumed above or that UnitedHealth Group Incorporated changes the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS, the results indicated above would be different.

If Lehman Brothers Holdings elects the stock settlement option, the market price of the shares of UnitedHealth Group Incorporated common stock that you receive per YEELDS on the stated maturity date may be less than the amount that you would have received had Lehman Brothers Holdings not elected the stock settlement option because the number of shares you receive will ordinarily be calculated based upon the adjusted closing prices of UnitedHealth Group
Incorporated common stock during the five-trading-day averaging period ending on the fifth business day prior to the stated maturity date.

                                      PS-6

                       INDEX STOCK ISSUER AND INDEX STOCK

UnitedHealth Group Incorporated.

Lehman Brothers Holdings has obtained the following information regarding
UnitedHealth Group Incorporated from UnitedHealth Group Incorporated's reports filed with the SEC.

UnitedHealth Group Incorporated is a diversified health and well-being company, serving approximately 65 million Americans. UnitedHealth Group Incorporated provides individuals with access to health care services and resources through more than 500,000 physicians and other care providers and 4,600 hospitals across the United States. UnitedHealth Group Incorporated's revenues are derived from premium revenues on risk-based products; fees from management, administrative, technology and consulting services; sales of a wide variety of products and services related to the broad health and well-being industry; and, investment and other income. UnitedHealth Group Incorporated conducts business primarily through operating divisions in the following business segments:

    o  Uniprise;

    o  Health Care Services, which includes UnitedHealthcare, Ovations and
       AmeriChoice businesses;

    o  Specialized Care Services; and

    o  Ingenix.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of UnitedHealth Group Incorporated are listed on The
New York Stock Exchange under the symbol "UNH".

The following table presents the high and low closing prices for the shares of common stock of UnitedHealth Group Incorporated, as reported on The New York
Stock Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2003, 2004,
2005 and 2006 (through the business day immediately prior to the date of this preliminary pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-7

                                              HIGH      LOW    PERIOD END
                                              ----      ---    ----------
2003
       First Quarter                        $ 23.04   $ 19.94   $ 22.92
       Second Quarter                         26.22     22.38     25.13
       Third Quarter                          27.58     24.00     25.16
       Fourth Quarter                         29.09     23.93     29.09
2004
       First Quarter                        $ 32.22   $ 28.10   $ 32.22
       Second Quarter                         34.04     30.17     31.13
       Third Quarter                          36.87     30.04     36.87
       Fourth Quarter                         44.02     33.25     44.02
2005
       First Quarter                        $ 47.86   $ 42.87   $ 47.69
       Second Quarter                         53.14     45.03     52.14
       Third Quarter                          56.20     49.16     56.20
       Fourth Quarter                         63.79     53.98     62.14
2006
       First Quarter                        $ 62.90   $ 54.32   $ 55.86
       Second Quarter...(through 5/11/06)   $ 55.47   $ 43.80   $ 44.37

                                      PS-8

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the stock settlement option is not elected, (b) the investment is held from the date on which the YEELDS are first issued until the stated maturity date, (c) UnitedHealth Group Incorporated does not change the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS, (d) the initial value is $46.00 and
(e) the equity cap price is $66.47:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date per YEELDS; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

                                              TOTAL COUPON                             HYPOTHETICAL
                       PERCENTAGE CHANGE     PAYMENTS PAID OR                        TOTAL ANNUALIZED  HYPOTHETICAL TOTAL
                     FROM THE ISSUE PRICE      PAYABLE ON OR     HYPOTHETICAL TOTAL    YIELD ON THE     ANNUALIZED YIELD
    HYPOTHETICAL      TO THE HYPOTHETICAL    BEFORE THE STATED   AMOUNT PAYABLE PER    YEELDS ON THE      FROM DIRECT
SETTLEMENT VALUE ON   SETTLEMENT VALUE ON      MATURITY DATE    YEELDS ON THE STATED  STATED MATURITY     OWNERSHIP OF
THE VALUATION DATE    THE VALUATION DATE       PER YEELDS         MATURITY DATE (1)    PER YEELDS (2)     INDEX STOCK
-------------------  --------------------    -----------------  -------------------- ----------------- -------------------

      $27.6000              -40%                  $2.7600             $27.6000           -19.4%              -22.20%
      $36.8000              -20%                  $2.7600             $36.8000            -7.5%              -10.27%
      $41.4000              -10%                  $2.7600             $41.4000            -2.1%               -4.86%
      $46.0000                0%                  $2.7600             $46.0000             3.0%                0.26%
      $50.6000               10%                  $2.7600             $50.6000             7.9%                5.13%
      $55.2000               20%                  $2.7600             $55.2000            12.6%                9.78%
      $57.5000               25%                  $2.7600             $57.5000            14.8%               12.04%
      $64.4000               40%                  $2.7600             $64.4000            21.4%               18.54%
      $73.6000               60%                  $2.7600             $66.4700            23.2%               26.70%
      $82.8000               80%                  $2.7600             $66.4700            23.2%               34.36%
      $92.0000              100%                  $2.7600             $66.4700            23.2%               41.6%

-----------

(1) Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2) The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
    maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman
Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-9

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of the pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at the price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up
to [       ] additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount
and proceeds to Lehman Brothers Holdings would be approximately $[         ],
$[           ] and $[         ], respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about May 19, 2006, which is the fifth business day following the date of the pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of the pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of the pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings will enter into a swap transaction in connection with the YEELDS and will receive customary compensation for that transaction.

                                     PS-10

                              [         ] YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

       3.00% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE MAY 19, 2008
    PERFORMANCE LINKED TO UNITEDHEALTH GROUP INCORPORATED (UNH) COMMON STOCK

                             ----------------------

                         PRELIMINARY PRICING SUPPLEMENT
                                  MAY 12, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS